
March 11, 2022

Jie Weng
Chief Executive Officer
Aquaron Acquisition Corp.
515 Madison Ave. 8th Floor
New York, NY 10022

> **Re: Aquaron Acquisition Corp.**
> **Amendment No. 5 to Draft Registration Statement on Form S-1**
> **Submitted February 18, 2022**
> **CIK No. 0001861063**

Dear Mr. Weng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration on Form S-1

Cover Page

1.   Reference is made to the fourth sentence of the third from last paragraph. Please clarify the disclosure where you state, "There has yet been any transfers, dividends, or distributions made to date." Please also make the same revision in the second from last paragraph on page 6.

Prospectus Summary , page 1

2.   We note your Cover Page disclosure of the legal and operational risks associated with acquiring a company that does business in China. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover

page. Accordingly, please revise your prospectus summary to include disclosure of each of the legal and operational risks associated with acquiring a company that does business in China.

Potential Approvals from the PRC Governmental Authorities for the Business Combination, page 4

3.   Reference is made to the second sentence of the fifth paragraph on page 5. Please indicate what factors will determine whether or not you will need to to obtain approvals or permissions from the PRC regulatory agencies in order for you to complete a business combination with a China-based target.

Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China, page 27

4.   Please include cross-references to the more detailed discussion of these risks elsewhere in the prospectus.

        You may contact John Spitz at 202-551-2484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance